SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

<table>
<tr><td>x</td><td>**ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**</td></tr>
</table>

For the fiscal year ended December 31, 2002

<table>
<tr><td>☐</td><td>**TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**</td></tr>
</table>

For the transition period from _____ to _____

Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**TRUSTCORP MORTGAGE COMPANY
EMPLOYEE RETIREMENT SAVINGS PLAN**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana 46601

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTCORP MORTGAGE COMPANY
EMPLOYEE RETIREMENT SAVINGS PLAN

By the Plan Administrator
TRUSTCORP MORTGAGE COMPANY

/s/ Jay A. Rudynski

_____

Jay A. Rudynski, Chief Financial Officer

Date: June 27, 2003

Financial Statements and Schedule

Trustcorp Mortgage Company Employee Retirement Savings Plan

For the years ended December 31, 2002 and 2001

Trustcorp Mortgage Company
Employee Retirement Savings Plan

For the years ended December 31, 2002 and 2001

Contents

Report of Independent Accountants 1

Financial Statements

Statements of Net Assets Available for Benefits...2
Statements of Changes in Net Assets Available for Benefits..3
Notes to Financial Statements..4

Schedule of Assets Held for Investment Purposes at End of Year.......................................8

Exhibits

Consent of Independent Auditors ....Exhibit 23.1
Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002 ....Exhibit 99.1
Certification Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the
Sarbanes-Oxley Act of 2002 ....Exhibit 99.2

Report of Independent Accountants

Board of Directors
Trustcorp Mortgage Company

We have audited the accompanying statements of net assets available for benefits of the Trustcorp Mortgage Company Employee Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

s/ Ernst & Young LLP

Columbus, Ohio
June 23, 2003

1

Trustcorp Mortgage Company Employee Retirement Savings Plan

Statements of Net Assets Available for Benefits

| | December 31, | |
	2002	2001
Assets		
Cash and cash equivalents	$ **35,204**	$ 35,549
Investments at fair value		
Common stock	**474,928**	627,067
Mutual funds	**2,022,428**	2,477,279
1st Source Bank common trust fund	**590,188**	132,486
Participant loans receivable	**240,387**	183,721
Total investments	**3,327,931**	3,420,553
Contribution receivable		
Employer	**8,553**	210,427
Employee	**22,146**	25,256
	30,699	235,683
Other Receivables	**7,404**	5,355
Total assets	**3,401,238**	**3,697,140**
Liabilities		
Accrued expenses payable	**12,374**	9,281
Investment purchases payable	**15,016**	-
Total liabilites	**27,390**	9,281
Net assets available for benefits	$ **3,373,848**	$ 3,687,859

See accompanying notes.

Trustcorp Mortgage Company Employee Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

	For the year ended December 31,	
	2002	**2001**
Additions		
Investment income:		
Interest	$ **19,213**	$ 20,899
Dividends	**45,903**	47,264
Capital (losses) gains	**(104,315)**	(24,517)
	(39,199)	43,646
Contributions:		
Employer	**146,278**	319,670
Employee	**392,153**	304,717
	538,431	624,387
Total additions	**499,232**	668,033
Deductions		
Net depreciation (appreciation) in fair value of investments	**232,489**	(32,422)
Benefits paid to participants	**552,963**	225,831
Plan expenses	**27,791**	24,308
Total deductions	**813,243**	217,717
Net (decrease) increase	**(314,011)**	450,316
Net assets available for benefits:		
Beginning of year	**3,687,859**	3,237,543
End of year	**$ 3,373,848**	$ 3,687,859

See accompanying notes.

Trustcorp Mortgage Company Employee Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") is a defined contribution plan covering substantially all employees of Trustcorp Mortgage Company ("Trustcorp") who have attained age 21 and completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Trustcorp is a wholly owned subsidiary of 1st Source Corporation.

The Board of Directors of Trustcorp Mortgage Company may authorize a contribution from consolidated net profit or retained earnings in excess of the 401(k) matching contributions which are also approved by the Board. These discretionary contributions are made in cash and are allocated to each participant based upon provisions of the Plan Agreement.

Funding and Vesting

Participants are permitted to designate up to 15% of their annual compensation as a salary reduction contribution to the Plan under Section 401(k) of the Internal Revenue Code. Beginning in 2002, participants age 50 or older may elect to defer up to an additional $1,000 per year (called "catch-up contributions") to the plan. When applying the discretionary matching contributions, only salary reductions up to six percent (6%) of eligible employee compensation is considered. For the year 2002 and 2001, the discretionary matching contribution percentage was 50%. In addition, as part of the profit sharing component of the Plan, Trustcorp has the discretion to make an additional contribution to the Plan, out of current or accumulated net profits. For the years 2002 and 2001, this discretionary contribution was equal to $0 and $202,000, respectively.

Vesting of participant contributions and Trustcorp's 401(k) matching contributions are immediate. Vesting of the Trustcorp contributions for the profit sharing component of the Plan is based on years of credited service, with participants becoming 100% vested after seven years of credited service. However, a participant becomes 100% vested upon satisfying the requirements for early retirement under the terms of the Plan document.

Each participant's account is credited with the participant's contribution and an allocation of (a) Trustcorp's contribution, (b) Plan earnings net of Plan expenses, and (c) forfeitures of terminated participants' non-vested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above the national prime rate as posted in the Wall Street Journal. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence, in which case the repayment term may be up to ten years.

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2002 and 2001, $0, has been allocated to participants who had effectively withdrawn from the Plan as of the end of those respective years, but had yet to receive their final distribution.

Plan Termination

Although it has not expressed any intention to do so, Trustcorp has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement, the Summary Plan Description, or the Employee Handbook for a more complete description of the Plan's provisions. Copies are available from the Trustcorp Human Resources Division.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the aggregate current value as reported by the funds. Loans to participants are stated at cost, which approximates fair value.

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The financial statements of the Trustcorp Mortgage Company Employee Retirement Savings Plan (the "Plan") are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) (depreciated) appreciated in value by $(232,489) and $32,422, respectively, as follows:

	Net Appreciation (Depreciation) in Fair Value During 2002	Net Appreciation (Depreciation) in Fair Value During 2001
Common stock	$ (80,083)	$ 90,083
Mutual funds	(160,108)	(60,124)
1st Source Bank common trust fund	7,702	2,463
	$ (232,489)	$ 32,422

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	2002	2001
1st Source Corporation common stock	$ 351,214	$ 505,805
Morgan Stanley Institutional International Equity	476,495	423,048
1st Source Monogram Income Equity Fund	421,885	584,926
1st Source Monogram Diversified Equity Fund	416,327	577,196
1st Source Monogram Special Equity Fund	417,196	591,789
1st Source Monogram Income Fund	290,525	300,320
1st Source Bank EB Guaranteed Income Fund	590,188	132,486

4. Transactions with Parties-In-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others.

Plan assets are held in custody by the trust division of 1st Source Bank, a wholly owned subsidiary of 1st Source Corporation, parent of Trustcorp. Professional fees for the audit of the Plan for the year ended December 31, 2002 were paid by Trustcorp.

The Plan held the following party-in-interest investments at fair value at December 31:

	2002	**2001**
1st Source Corporation Common Stock	**$ 351,214**	$ 505,805
1st Source Monogram Income Equity Fund	**421,885**	584,926
1st Source Monogram Diversified Equity Fund	**416,327**	577,196
1st Source Monogram Special Equity Fund	**417,196**	591,789
1st Source Monogram Income Fund	**290,525**	300,320
1st Source Bank Employee Benefit Guaranteed Income Fund	**590,188**	132,486

Plan transactions with parties-in-interest during the years ended December 31, 2002 and 2001 were as follows:

Identity	**Relationship**	**2002**	**2001**
RSM McGladrey, Inc.	Recordkeeper & Tax Accountant	**$ 19,021**	$ 15,280
1st Source Bank	Trustee	**8,770**	9,028
		$ 27,791	$ 24,308

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 18, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has subsequently been amended and restated. The Plan sponsor intends to seek a determination letter as to the qualification of the Plan as amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, as amended and restated is being operated in compliance with the applicable requirements of the Code and therefore, believes that the Plan is qualified and the related trust is tax exempt.

Trustcorp Mortgage Company Employee Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held For Investment Purposes at Year End

December 31, 2002

EIN: 35-1933290
Plan Number: 003

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Fair Value
Common Stock:		
* 1st Source Corporation	20,968 shares	$ 351,214
Key Corp	4,921 shares	123,714
		474,928
Mutual Funds:		
Morgan Stanley Institutional International Equity Fund	32,771 units	476,495
* 1st Source Monogram Income Equity Fund	44,362 units	421,885
* 1st Source Monogram Diversified Equity Fund	73,686 units	416,327
* 1st Source Mongram Special Equity Fund	51,002 units	417,196
* 1st Source Monogram Income Fund	27,881 units	290,525
		2,022,428
Common Trust Funds:		
* 1st Source Bank Employee Benefits	25,256 units	590,188
Guarenteed Income Fund		590,188
Loans to Participants:	$240,387 principal amount, interest rates ranging from 5.75% to 10.50%, maturities through 2009	240,387
		240,387
Total Assets Held for Investment Purposes at End of Year:		$ 3,327,931

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 pertaining to the Trustcorp Mortgage Company Employee Retirement Savings Plan of our report dated June 23, 2003, with respect to the financial statements and schedule of the Trustcorp Mortgage Company Employee Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

s/ Ernst & Young LLP

Columbus, Ohio
June 23, 2003

EXHIBIT 99.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Trustcorp Mortgage Company Employee Retirement Savings Plan (the Plan) Annual Report on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James W. Kunzler, President of Trustcorp Mortgage Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

By:

/s/ James W. Kunzler

_____

James W. Kunzler
President
June 27, 2003

A signed original of this written statement has been provided to Trustcorp Mortgage Company and will be retained by Trustcorp Mortgage Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Trustcorp Mortgage Company Employee Retirement Savings Plan (the Plan) Annual Report on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Jay A. Rudynski, Chief Financial Officer of Trustcorp Mortgage Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan.

By:

/s/ Jay A. Rudynski

_____
Jay A. Rudynski
Chief Financial Officer
June 27, 2003

A signed original of this written statement has been provided to Trustcorp Mortgage Company and will be retained by Trustcorp Mortgage Company and furnished to the Securities and Exchange Commission or its staff upon request.